Exhibit 97.1

EMERA

Executive Incentive Compensation Recoupment Policy

Purpose of the Policy

This Executive Incentive Compensation Recoupment Policy (this “Policy”) has been adopted by Emera Incorporated (“Emera”) as of the Effective Date (as defined below) to enhance its alignment with good compensation governance practices and to help Emera manage its compensation-related risk. This Policy applies to any individual who is or was an Executive Officer (as defined below) at the relevant time. Upon the occurrence of a Restatement Recoupment Event or a Misconduct Recoupment Event (each as defined below), certain Incentive Compensation (as defined below) received by an Executive Officer will be clawed back, on and subject to the terms provided for in this Policy.

Definitions

In this Policy the following capitalized terms have the meanings set out below:

“Applicable Rules” means any laws, regulations and rules of any stock exchange applicable to Emera or an Executive Officer, including the U.S. Stock Exchange Rules (as defined below).

“Board” means the board of directors of Emera.

“Effective Date” means May 22, 2025.

“Emera Group” means Emera and all entities in respect of which Emera is the majority shareholder, whether directly or indirectly.

“Erroneously Awarded Compensation” means, in connection with a Restatement, the amount of Incentive Compensation received by an Executive Officer that exceeds the amount of Incentive Compensation that otherwise would have been received by such Executive Officer had such Incentive Compensation been determined based on the restated amounts after giving effect to such Restatement, without regard to any taxes paid by such Executive Officer.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Officer” means Emera’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of Emera in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a significant policy-making function or any other person who performs similar significant policy-making functions for Emera, as identified in Emera’s most recently filed annual report on Form 40-F (or other applicable form), or any vice president or other executive officer of an affiliate of Emera as determined by the Board or the MRC Committee from time to time. For clarity, and without limiting the foregoing, executive officers of Emera’s parent(s) or subsidiaries are deemed “Executive Officers” if they perform such policy making functions for Emera.

“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing Emera’s financial statements, and any measures that are derived wholly or in part from such measures.

“Incentive Compensation” means that portion of an Executive Officer’s compensation from the Emera Group that is related to achieving financial or other performance goals under a variable short- or long-

term incentive compensation plan or is otherwise granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Misconduct” means (i) fraud, (ii) intentional and material non-compliance with applicable laws or Emera’s Standards of Business Conduct, and (iii) any failure to report or take action to stop the Misconduct of another employee the Executive Officer had actual knowledge of or was willfully blind about.

“Misconduct Recoupment Amount” means the portion of an Executive Officer’s Incentive Compensation relating to the year(s) in which such Executive Officer engaged in Misconduct and that the Board, acting reasonably, determines should be subject to recoupment pursuant to a Misconduct Recoupment Event.

“MRC Committee” means the Management Resources and Compensation Committee of the Board.

“Restatement” means any accounting restatement due to Emera’s material non-compliance with any applicable financial reporting requirement under United States federal securities laws, including any required accounting restatement to correct a material error in Emera’s previously-issued financial statements, or to avoid a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For clarity, a restatement due to a change in applicable accounting rules, standards or interpretations, a change in segment designations or the discontinuance of an operation shall not require the application of this Policy.

“Restatement Date” means the date upon which Emera is required to prepare a Restatement (such date as determined by Rule 10D-1(b)(1)(ii) under the Exchange Act and the applicable U.S. Stock Exchange Rules).

“SEC” means the United States Securities and Exchange Commission.

“U.S. Stock Exchange” means the New York Stock Exchange and/or any other U.S. national securities exchange on which Emera’s securities are listed.

“U.S. Stock Exchange Rules” means Section 303A.14 of the New York Stock Exchange Listed Company Manual and/or the listing standards of any other U.S. national securities exchange(s) on which Emera’s securities are listed to implement Rule 10D-1 under the Exchange Act.

Application

This Policy applies to all persons who are or become Executive Officers on or after the Effective Date and applies to all Incentive Compensation awarded or granted to, or vested or earned by, an Executive Officer on or after the Effective Date.

In accordance with the procedure set out below, and on the recommendation of the MRC Committee, and in all events, subject to Applicable Rules, the Board may determine and recover a Misconduct Recoupment Amount in the event of a Misconduct Recoupment Event and the Board will determine and recover any Erroneously Awarded Compensation in the event of a Restatement Recoupment Event.

Restatement Recoupment Event

In the event Emera is required to prepare a Restatement, the Board will review all Incentive Compensation received by Executive Officers (a) after beginning service as an Executive Officer, (b) who served as an Executive Officer at any time during the performance period for such Incentive Compensation, (c) during the three completed fiscal years immediately preceding the applicable Restatement Date (as well as during any transition period specified in Rule 10D-1(b)(1)(i)(D) under the Exchange Act and the applicable U.S. Stock Exchange Rules), (d) while Emera had a class of securities listed on a U.S. Stock Exchange, and (e) after the U.S. Stock Exchange Rules became effective. Incentive Compensation is deemed “received” in the fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation is attained, even if the payment or grant of Incentive Compensation occurs after the end of that period. If the Board determines that one or more Executive Officers have received any Erroneously Awarded Compensation in connection with such Restatement, Emera shall, reasonably promptly after the Restatement Date, seek recoupment from all such Executive Officers of all such Erroneously Awarded Compensation (a “Restatement Recoupment Event”), subject to the exceptions set forth below under “—Restatement Recoupment Exceptions”.

Calculation of Erroneously Awarded Compensation

For Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement: (i) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received; and (ii) Emera must maintain documentation of the determination of that reasonable estimate and provide such documentation to the applicable U.S. Stock Exchange. Reference is further made to Rule 10D-1(b)(1)(iii) under the Exchange Act and the applicable U.S. Stock Exchange Rules for calculation of Erroneously Awarded Compensation.

Restatement Recoupment Exceptions

Any Erroneously Awarded Compensation must be recovered as provided in this Policy unless the MRC Committee determines that any of the impracticality exceptions set forth in Rule 10D- 1(b)(1)(iv) under the Exchange Act and/or the U.S. Stock Exchange Rules are available, as set forth below:

(a)

The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of Erroneously Awarded Compensation to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this clause (a), Emera must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to the U.S. Stock Exchange.

(b)

Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this clause (b), Emera must obtain an opinion of home country counsel, acceptable to the U.S. Stock Exchange, that recovery would result in such a violation, and must provide such opinion to the U.S. Stock Exchange.

(c)

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Emera, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The obligation to recover Erroneously Awarded Compensation is not dependent on whether or when the restated financial statements in connection with the Restatement have been filed.

Recoupment of Erroneously Awarded Compensation due to a Restatement will be made on a “no fault” basis, without regard to whether any Executive Officer is responsible for the noncompliance that resulted in the Restatement.

Emera shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation.

Misconduct Recoupment Event

A “Misconduct Recoupment Event” occurs if:

a)

An Executive Officer engages in Misconduct (including intentional and material non-compliance with Emera’s Standards of Business Conduct) or in any act or omission that may entitle an employer to terminate the Executive Officer for cause under applicable law, regardless of whether or not the Executive Officer was terminated for cause; and

b)	The MRC Committee determines and makes a recommendation to the Board that it is appropriate to recoup a Misconduct Recoupment Amount from that Executive Officer.

MRC Committee Discretion

In determining whether it is appropriate that an Executive Officer’s Incentive Compensation is subject to recoupment under this Policy and, if so, the Misconduct Recoupment Amount, the MRC Committee may, acting reasonably, take into account any factors it deems relevant, including (i) the individual’s position and degree of responsibility for the Misconduct, (ii) the availability of other remedies to Emera and the Emera Group, (iii) any actual or potential penalties or punishments which regulators or third parties may impose on the Executive Officer or the Emera Group, (iv) the cost and likely outcome of any potential litigation relating to the Misconduct, and whether recoupment may prejudice any other interests of the Emera Group, including any of their respective interests in any related proceeding or investigation, and (v) the extent and seriousness of the Misconduct that resulted in or contributed to a Misconduct Recoupment Event. Following the exercise of its discretion in accordance with this paragraph, the MRC Committee will make recommendations to the Board on actions, if any, to be taken.

Due Process

An Executive Officer whose Incentive Compensation is subject to a Misconduct Recoupment Event under this Policy will be provided with written notice of the intention to recoup amounts under this Policy and the reasons therefor and the opportunity to be heard (which may be in-person, by telephone or in writing, as determined by the Board or a committee thereof). All determinations by the Board or the MRC Committee with respect to a Misconduct Recoupment Event shall be final and binding on all interested parties.

Recoupment Process

The Board has full discretion to determine the method for recovering any Erroneously Awarded Compensation or Misconduct Recoupment Amount (collectively, a “Recoupment Amount”) from an Executive Officer, which may include the following:

i

to the extent that the Recoupment Amount has not been paid, transferred or otherwise made available to the Executive Officer, cancel, or require the Executive Officer to forfeit, the receipt or payment of all or part of such Recoupment Amount;

ii

to the extent that the Recoupment Amount has been paid, transferred or otherwise made available to the Executive Officer, require, by written demand, the Executive Officer to reimburse Emera for all or part of such Recoupment Amount (which, in the case of options awarded in respect of the year(s) subject to the Restatement which have been exercised by the Executive Officer, means the amount by which the fair market value of a common share of Emera on the date of exercise or settlement exceeded the exercise price for the option); and

iii

to the extent the Recoupment Amount is not immediately recovered upon demand from the Executive Officer, whether by reimbursement, forfeiture and/or cancellation, deduct (to the full extent permitted by Applicable Rules) the Recoupment Amount, or any unrecovered portion thereof, from the wages (including but not limited to base salary and bonus) and/or any other Incentive Compensation whether or not referable to the financial years subject to a Restatement owing, awarded or payable by Emera to the Executive Officer or withhold, forfeit and/or cancel any Incentive Compensation to compensate for the Recoupment Amount or any unrecovered portion thereof, and to bring any other actions against the Executive Officer which they may deem necessary or advisable to recover all or part of the Recoupment Amount.

Indemnification of the Board

Any members of the Board who assist in the administration of this Policy will not be personally liable for any action, determination or interpretation made with respect to this Policy and will be fully indemnified by Emera to the fullest extent permitted under applicable law and Emera policy with respect to any such action, determination or interpretation. The foregoing sentence will not limit any other rights to indemnification of the members of the Board under applicable law or Emera policy.

Further Reference to Applicable SEC and U.S. Stock Exchange Rules

This Policy shall be qualified by reference to, is designed to comply with, and will be interpreted consistent with applicable SEC rules (including, without limitation, Section 10D of the Exchange Act and Rule 10D-1 under the Exchange Act) and the U.S. Stock Exchange Rules.

Applicability

Each document setting forth the terms and conditions of any Incentive Compensation granted or paid to an Executive Officer will, and will be deemed to, include a provision incorporating this Policy or the requirements of this Policy.

Other Recovery Obligations

To the extent that the application of this Policy would provide for recovery of Incentive Compensation that Emera already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations, the amount already recovered from the relevant Executive Officer will be credited to the required recovery under this Policy.

Filing with the SEC

This Policy and any amendments thereto shall be filed with the SEC as an exhibit to Emera’s annual report on Form 40-F (or other applicable form) beginning with the first report as specified under the U.S. Stock Exchange Rules.

Interpretation; Amendment

The Board shall have full and final authority to make all determinations under this Policy with respect to any Recoupment Amount, including, without limitation, whether this Policy applies and if so, the amount of compensation to be repaid or forfeited by an Executive Officer. All determinations and decisions made by the Board pursuant to the provisions of this Policy shall be final, conclusive and binding on all parties.

The Board may amend or terminate this Policy from time to time in its sole and absolute discretion and shall amend this Policy as it deems necessary to comply with the U.S. Stock Exchange Rules and all other Applicable Rules.

Severability

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

Successors

This Policy is binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

This Policy supersedes and replaces the Executive Incentive Compensation Recoupment Policy previously adopted by the Board effective as of January 1, 2014.

General Rules

Except as otherwise permitted under Applicable Rules, an action to recover a Recoupment Amount must be brought within three (3) years following the Restatement Date. Recoupment under this Policy will be initiated by Emera at the request of the Board, and all amounts recoverable or payable hereunder shall be paid to Emera or as directed by the Board.

The remedies specified in this Policy shall not be exclusive and shall be in addition to any other right, action or remedy available to Emera Group against the individual under Applicable Rules, including termination of employment for cause.

ADOPTED by the Board of Directors of Emera Incorporated effective April 23, 2025.